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                                    EXHIBIT 8



                     [WERNER & BLANK CO., L.P.A. LETTERHEAD]



December 1, 1997



Board of Directors
The Farmers State Bank of New Washington, Ohio
102 S. Kibler Street
New Washington, OH

Members of the Board:

You have requested our opinion as to the federal income tax consequences of the transactions contemplated by a certain Agreement and Plan of Reorganization dated July 3, 1997, by and between The Farmers State Bank of New Washington ("Farmers") and First Citizens Banc Corp. ("First Citizens"), hereinafter referred to as the "Agreement." Our opinion is made in reliance upon and is limited to the following facts and circumstances:

                                    FACTS
                                    -----

Farmers is an Ohio chartered state banking corporation located in New Washington, Ohio.

First Citizens is an Ohio corporation and a registered bank holding company located in Sandusky, Ohio. First Citizens is a multi-bank holding company.

First Citizens and Farmers have only common shares outstanding. Farmers is to be merged (the "Merger") with a newly formed wholly owned subsidiary of First Citizens ("New Bank"), formed solely for the purpose of facilitating the reorganization, under the charter and title of Farmers in compliance with applicable Ohio law.

Each share of Farmers outstanding on the effective date of the Merger will be converted into shares of common stock of First Citizens as provided by the Agreement. The effect of the consummation of the Merger and the exchange of shares will be that shareholders of Farmers will become shareholders of First Citizens, and First Citizens will own, in addition to its current banking affiliates, all of the outstanding common stock of Farmers.

The business of Farmers and First Citizens (and affiliates) will continue substantially unchanged after the effective date of the transaction.




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Board of Directors
The Farmers State Bank of New Washington, Ohio
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No fractional shares will be issued in the transaction. In lieu thereof, holders otherwise entitled to receive such fractional shares will be issued cash.

We are not aware and have been advised by the management of Farmers that they have no knowledge of any plan or intention on the part of shareholders of Farmers to sell or otherwise dispose of an amount of the First Citizens shares to be received in the transaction, which could reduce Farmers' shareholders' ownership of First Citizens shares after the Merger to shares having an aggregate value as of the date of the transaction, of less than eighty percent (80%) of the value of all the formerly outstanding shares of Farmers as of the same date.

The Merger will be carried out pursuant to and in accordance with all applicable corporate and banking laws relating to the transaction. On the effective date Farmers will succeed to all assets of, and will be liable for the liabilities of, New Bank, then existing or arising as a result of the transactions and First Citizens will operate Farmers as a wholly owned subsidiary.

Following the consummation of the Merger, First Citizens will continue to operate the business of Farmers in substantially the same manner.

Arms-length negotiations were carried on between the management of First Citizens and management of Farmers which led to the Agreement and fixed the terms of the transactions. Consideration was given to both financial and nonfinancial factors involved in the transaction and the business benefits from the transaction were discussed and considered by the parties.

In the opinion of the management of First Citizens and Farmers, Farmers' employees and customers will benefit from the affiliation. It is also expected that the transaction will better enable the resulting corporation to compete with other financial institutions.

                                     OPINION
                                     -------

Based upon the above, it is our opinion that the Agreement will have the following federal income tax consequences:

1. The merger of New Bank with and into Farmers will constitute a "Statutory Merger" within the meaning of Section 368(a)(1)(A) and
         (a)(2)(E) of the Internal Revenue Code of 1986, as amended, (the "Code") and New Bank, Farmers and First Citizens will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code.

2. No gain or loss will be recognized by Farmers as a result of the Merger of New Bank with and into Farmers. Section 361(a) and 357(a) of the Code.

3. No gain or loss will be recognized by Farmers' shareholders who exchanged their respective shares solely for First Citizens shares.
         Section 354(a) of the Code.



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Board of Directors
The Farmers State Bank of New Washington, Ohio
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4.       The basis of the First Citizens shares received by Farmers'
         shareholders in exchange for their shares will be the same as the basis for federal income tax purposes in the shares exchanged therefor, respectively. Section 358(a) of the Code.

5. The holding period of the First Citizens shares received by Farmers' shareholders will include the period during which shares exchanged therefor were held, provided such shares were held as a capital asset by such shareholders as of the date of the exchange.
         Section 1223(1) of the Code.

6. The payment of cash in lieu of fractional shares for the purpose of mechanically rounding off the fractions resulting from the exchange, will, in each instance, constitute a distribution not essentially equivalent to a dividend within the meaning of Section 302(b)(1) of the Code. The amount received will be treated as a distribution in full payment in exchange for the shareholders' fractional share of interest under Section 302(a) of the Code.

This letter is solely for your information and use, and except: (i) for its reliance upon by Farmers and its stockholders; and (ii) to the extent that such may be referred to in the Registration Statement and filed with the Securities and Exchange Commission as an exhibit to same, it is not to be used, circulated, quoted or otherwise referred to for any other purpose, or relied upon by any other person, for whatever reason without our prior written consent.

Very truly yours,



/s/ Werner & Blank Co., L.P.A.

Werner & Blank Co., L.P.A.